Filed by Comtech Telecommunications Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No.: 333-236840

Subject Company: Gilat Satellite Networks Ltd.

Commission File No.: 000-21218

Date: March 4, 2020

The following is an excerpt from Comtech Telecommunications Corp.’s (“Comtech”) fiscal 2020 second quarter earnings release issued on March 4, 2020:

In January 2020, Comtech announced its highly strategic acquisition of Gilat Satellite Networks Ltd. ("Gilat") in a cash and stock transaction, resulting in an enterprise value of approximately $532.5 million. Each Gilat ordinary share will be converted into the right to receive consideration of $7.18 in cash, without interest, plus 0.08425 of a share of Comtech common stock, with cash payable in lieu of fractional shares. Gilat is a worldwide leader in satellite networking technology, solutions and services, with market leading positions in the satellite ground station and in-flight connectivity solutions markets and deep expertise in operating large network infrastructures. The transaction is subject to customary closing conditions including, among others, the approval of Gilat’s shareholders and the expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976.

The following investor presentation was posted by Comtech on its website on March 4, 2020:

Investor Presentation Q1 Fiscal Year 20 20 This presentation reflects information as of December 4, 2019 Fix Building Graphic Investor Presentation Q 2 Fiscal Year 20 20 This presentation reflects information as of March 4, 2020

Cautionary Statement Regarding Forward - Looking Statements Text 3 Certain information in this presentation contains forward - looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech’s management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward - looking statements . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward - looking statements, which generally are not historical in nature . Forward - looking statements could be affected by factors including, without limitation : risks associated with the ability to consummate the proposed transaction and the timing of the closing of the proposed transaction or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement ; the risk that requisite regulatory approvals will not be obtained ; the possibility that the expected synergies from the proposed transaction or other recent acquisitions will not be fully realized, or will not be realized within the anticipated time periods ; the risk that Comtech’s and Gilat’s businesses will not be integrated successfully ; the possibility of disruption from the proposed transaction or other recent acquisitions making it more difficult to maintain business and operational relationships or retain key personnel ; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins ; the risks associated with Comtech’s ongoing evaluation and repositioning of its location technologies solutions offering in its Commercial Solutions segment ; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results ; the timing and funding of government contracts ; adjustments to gross profits on long - term contracts ; risks associated with international sales ; rapid technological change ; evolving industry standards ; new product announcements and enhancements, including the risks associated with Comtech's launch of its Heights TM Networking Platform (“Heights”) ; changing customer demands and or procurement strategies ; changes in prevailing economic and political conditions ; changes in the price of oil in global markets ; changes in foreign currency exchange rates ; risks associated with legal proceedings, customer claims for indemnification and other similar matters ; risks associated with Comtech's obligations under its Credit Facility ; risks associated with large contracts ; the impact of H . R . 1 , also known as the Tax Cuts and Jobs Act, which was enacted in December 2017 in the U . S .; and other factors described in this and Comtech's and Gilat’s other filings with the SEC . Neither Comtech nor Gilat undertakes any duty to update any forward - looking statements contained herein . 2

Use of Non - GAAP Financial Measures Text 3 In order to provide investors with additional information regarding the Company’s and Gilat’s financial results, this presentation contains "Non - GAAP financial measures" under the rules of the SEC . The Company’s and Gilat’s Adjusted EBITDA is a Non - GAAP measure that represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing costs, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs, settlement of intellectual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses and other . The Company’s and Gilat’s definition of Adjusted EBITDA may differ from the definition of EBITDA or Adjusted EBITDA used by other companies and therefore may not be comparable to similarly titled measures used by other companies . Adjusted EBITDA is also a measure frequently requested by the Company’s and Gilat’s investors and analysts . The Company and Gilat believe that investors and analysts may use Adjusted EBITDA, along with other information contained in their SEC filings, in assessing the Company’s or Gilat’s performance and comparability of its results with other companies . The Company’s and Gilat’s Non - GAAP measures reflect the GAAP measures as reported, adjusted for certain items as described in Appendix III . These Non - GAAP financial measures have limitations as an analytical tool as they exclude the financial impact of transactions necessary to conduct the Company’s and Gilat’s business, such as the granting of equity compensation awards, and are not intended to be an alternative to financial measures prepared in accordance with GAAP . These measures are adjusted as described in the reconciliation of GAAP to Non - GAAP in Appendix III, but these adjustments should not be construed as an inference that all of these adjustments or costs are unusual, infrequent or non - recurring . Non - GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, financial measures determined in accordance with GAAP . Investors are advised to carefully review the GAAP financial results that are disclosed in the Company’s and Gilat’s SEC filings . The Company has not quantitatively reconciled its fiscal 2020 Adjusted EBITDA target to the most directly comparable GAAP measure because items such as stock - based compensation, adjustments to the provision for income taxes, amortization of intangibles and interest expense, which are specific items that impact these measures, have not yet occurred, are out of the Company's control, or cannot be predicted . For example, quantification of stock - based compensation expense requires inputs such as the number of shares granted and market price that are not currently ascertainable . Accordingly, reconciliations to the Non - GAAP forward - looking metrics are not available without unreasonable effort and such unavailable reconciling items could significantly impact the Company's financial results . 3

Text Legacy of Complex Problem Solving Innovative Solutions for Commercial and Government Customers Thought Leader in Secure Wireless Communications Comtech - Connections that Matter® Notes See Appendix III of this presentation for the reconciliation from US GAAP to Adjusted EBITDA, which is a Non - GAAP financial measure. We are a market leader in the growing secure wireless communications market — Satellite Ground Station Technologies — Public Safety and Location Technologies — Mission - Critical Technologies — High - Performance Transmission Technologies We are known for solving complex problems We generate profits and cash flows and have paid dividends 39 quarters in a row FY 2019 was our fourth consecutive year of revenue growth and our third consecutive year of Adjusted EBITDA growth We have strong visibility into future revenue Q2 FY 2020 operating results were solid, with strong performance on the bottom line 4

41.5% 36.6% 21.9% Domestic International U.S. Government Sales by Customer Type Overview of Q2 FY20 Performance Q2 FY 2020 Revenue was $161.7 million GAAP Operating Income of $6.2 million includes amortization of $5.2 million, depreciation of $2.7 million, stock - based compensation of $1.2 million, acquisition plan expenses of $6.0 million and the reversal of certain estimated contract settlement costs of $0.3 million Adjusted EBITDA (1) ( non - GAAP) of $21.2 million or 13.1% of net sales GAAP diluted EPS of $0.14 Non - GAAP diluted EPS (2) of $ 0 . 32 59.5% 40.5% Commercial Government % of Revenue 5 Commercial Solutions Revenue $96.1M Adjusted EBITDA $18.9M Adjusted EBITDA 19.7% Government Solutions Revenue $65.5M Adjusted EBITDA $6.2M Adjusted EBITDA 9.4% Notes (1) Adjusted EBITDA represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing cos ts, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs, settlement of intellect ual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses and other. (2) See Appendix III of this presentation for the reconciliation of GAAP earnings per diluted share to Non - GAAP earnings per diluted share.

Comtech Has Transformed Itself into a Wireless Leader

Approximately $404.4M or 60.2% of our FY 2019 revenues did not exist in FY 2015

2014 - 2015:
Comtech explored strategic alternatives to enhance shareholder value, but decided to remain independent. Shortly after, Fred Kornberg (current CEO) was named Executive Chairman with Mike Porcelain remaining as CFO.

2015:
Comtech awarded multi-million dollar award for solid-state power amplifiers for in-flight entertainment and communications (IFEC) applications.

2016:
Comtech awarded $45.0M contract to provide statewide Next Generation 911 IP Network and announces the availability of Heights Networking Platform Release 2.4.

2018:
Comtech awarded $134.0M contract to provide 911 public safety and location technologies to a U.S. Wireless Carrier and $59.0M strategic IDIQ contract from U.S. Navy for next generation satellite ground station equipment.

2018:
Comtech receives 3-year $123.6M contract award to provide sustainment services for U.S. Army's SNAP terminals (VSAT).



2014
2015
2016
2017
2018
2019

2015:

Revenue
$307.3M

Adjusted EBITDA
$51.8M

2016:
Comtech announces the acquisition of TeleCommunication Systems, Inc. for $423.6M.

2018:
Michael Porcelain promoted to COO and Michael Bondi promoted to CFO.

2019:
Comtech announces the acquisition of Solacom Technologies, Inc. (911 solutions).

2019:
Comtech announces the acquisition of Next Generation 911 Business from General Dynamics.

2019:
Comtech wins a 5-year $100.0M contract to develop a NG 911 system.

Fiscal 2019

$671.8M revenue

$93.5M Adjusted EBITDA

~$1B of visibility with backlog and contracts

400+ engineering professionals

Global market leader for satellite ground station equipment

50% market share of wireless 911 calls

Leader in mission-critical and high-performance transmission technologies

Corporate

Large Contract Awards

COMTECH TELECOMMUNICATIONS CORP.

6

7 $ 48.1M $ 70.7M $ 78.4M $ 93.5M ~ $99.0M 2016A 2017A 2018A 2019A 2020E $ 411.0M $ 550.4M $ 570.6M $ 671.8M > $700.0M 2016A 2017A 2018A 2019A 2020E Fiscal 2020 is Expected to be Another Year of Growth Heights TM products, Next Generation 911 systems and important contract awards create strong revenue streams into the future Recent completed acquisitions have positive impact Long - term contract wins create stable and recurring revenue streams Second half challenging due to coronavirus Revenue (2) Adjusted EBITDA (2) (3) Targeting 14% in Fiscal 2020 Room for improved margins as we focus on efficiencies and greater scale Adjusted EBITDA supported by strong cash flow generation (2019 GAAP operating cash flows of $68.0M) Continued investments in R&D and marketing to support long - term growth Target Target ~12% ~13% ~14% ~14% ~14% Adjusted EBITDA as a % of Revenue Notes (1) Comtech’s fiscal year end is July 31. (2) Does not include impact of recently announced acquisitions of UHP, Gilat and CGC. (3) See Appendix III of this presentation for the reconciliation from US GAAP to Adjusted EBITDA. (USD in Millions) Comtech Acquires TCS

8 Comtech Participates in Growing Markets High speed in - flight connectivity is fast becoming a necessity for travelers and an imperative for airlines Increased threats of electronic warfare and demand for high - bandwidth battlefield communications Ultimate transition to 5G will increase data usage, requiring greater satellite backhaul In - Flight Satellite Connectivity Satellite Cellular Backhaul for 3G/4G and 5G Military Communications Modernization Strategy to obtain a leading position in IFC, with end - to - end solutions We offer a complete set of cellular backhaul capabilities and can provide customers with end - to - end solutions Comtech has strong relationships with military customers (including the U.S. Government) Comtech is Well Positioned to Take Advantage of Key Marketplace Trends Expected Growth in LEO / MEO / HTS & VHTS Satellite Constellations Will Require Significant Investment In Ground Infrastructure and Comtech Will Be Poised to Benefit Next - Generation 911 Upgrades Comtech offers state of the art 911 call handling and NG - 911 solutions, including precise location State and local governments must upgrade existing 911 call handling and next - generation systems

9 Comtech’s Two Segments Have Common Capabilities Text We leverage several key competencies, including R&D and engineering, across both segments to deliver superior capabilities to customers Secure Wireless Technology Communications Commercial Solutions Revenue $357.3M 53.2% of Total Adjusted EBITDA $66.6M 18.6% Adjusted EBITDA Margin Geography / Customer Type U.S. Government: 19.2% Domestic: 53.9% International: 26.9% Government Solutions Revenue $314.5M 46.8% of Total Adjusted EBITDA $35.6M 11.3% Adjusted EBITDA Margin Geography / Customer Type U.S. Government: 63.8% Domestic: 12.5% International: 23.7% Customer Examples Customer Examples Fiscal 2019 Customer Type as a % of Consolidated Revenue Market Leadership Positions Shared Relationships with Blue - Chip Customers 40.1% 34.5% 25.4% Domestic International U.S. Government Fiscal 2019 Results: Fiscal 2019 Results:

Comtech Has A Proven Track Record of Successful Acquisitions

Acquisition Close Date Purch Price	Recent Successful Transactions	Rationale and Highlights
	Extensive Acquisition Experience with Successful Integrations	
Feb 2016 $423.6M	TCS is a leading provider of 911 public safety services, trusted location and satellite-based mission critical solutions	✓ Entry into the 911 public safety and location markets and significantly strengthened our U.S. Government business, created scale and diversified earnings
Feb 2019 $31.5M	Solacom is a leading provider of Next Generation 911 solutions for public safety agencies	✓ Further expanded presence in growing 911 public safety market and increased recurring revenues
Apr 2019 $10.0M	GD NG-911 offers a 9-1-1 emergency communications system to state and local government clients	✓ Helped secure a five-year $100.0M contract to develop and maintain a cloud-based NG-911 platform for a northeastern state in the U.S.
Jan 2020 $23.7M	CGC is a leading provider of high precision full motion fixed and mobile X/Y satellite tracking antennas	✓ Addresses customer requirements for expected growth in LEO and MEO satellite constellations
Nov 2019 Pending $40.0M	UHP is a leading provider of innovative and disruptive satellite ground station technology solutions	✓ Expands our product line in the satellite ground station market, with its growing need for reliable, high capacity satellite equipment, particularly in the VSAT market
Jan 2020 Pending $532.5M	Gilat is a worldwide leader in satellite networking technology, solutions and services	✓ Provides market leading positions in the satellite ground station and in-flight connectivity solutions markets and deep expertise in operating large network infrastructures

10

Gilat Satellite Networks – Acquisition Announced in January 2020

The Gilat Business

A True Market Leader With Highly Complementary Products

- Key supplier of VSAT satellite modems & solid-state amplifiers
- Deep experience with TDMA & in-flight connectivity technologies
- Leading network infrastructure provider in Latin America

Strong Global Footprint

- Public company, listed on the TASE & Nasdaq stock exchange
- ~900 talented employees worldwide with wireless R&D expertise
- Sales teams and customer service centers located close to customers

Highly Attractive Financial Profile

- $254.3 million of TTM sales through June 30, 2019 (1)
- $36.7 million of TTM Adjusted EBITDA through June 30, 2019 (2)
- Profitable with strong cash flow generation

Key Applications



3G/4G/5G cellular satellite backhaul and high-speed connectivity solutions for enterprises



On-the-move satellite communications systems including in-flight communications



Install and maintain large communication networks (including fiber) to thousands of rural communities

Gilat's Segments

Fixed Networks	Mobility Solutions	Terrestrial Infrastructure
		
TTM Revenue of $137.2 million	TTM Revenue of $94.9 million	TTM Revenue of $22.2 million

Customer Examples

T-Mobile, SoftBank, Sprint, Telefónica, gogo, Honeywell, PRONATEL (Programa Nacional de Telecomunicaciones), Airbus Defence & Space, Comtech Telecommunications Corp.

Notes
(1) TTM represents Gilat's financials for the trailing four fiscal quarters ended June 30, 2019.
(2) See further disclosures and reconciliations to GAAP related to the definition and use of Adjusted EBITDA.

11

12 Government 15% Commercial 85% Government 47% Commercial 53% Government 38% Commercial 62% United States 75% International 25% United States 38% International 62% Gilat Acquisition Offers Diversification While Enhancing Margins R e v enu e by Geography and Comtech Segment (3) (4) P ro F o r m a C ombine d Rev enu e Notes (1) Represents Gilat’s f i nanc i a l s for the four f i scal quarters ended June 30, 2019. (2) S ee further d i sc l osures and reconc ili at i ons to G AA P re l ated to the def i n i t i on and use of A d j usted EB I T D A . (3) B ased on Co m tech’s f i scal year ended Ju l y 31, 201 9 and Gilat’s four f i scal quarters ended June 30, 2019. (4) Estimated based on Gilat’s fiscal year 2018 revenue by geography with the same percentage applied to TTM June 2019 revenue an d t hen added to Comtech’s actual business results. Trailing Twelve Months (1) June 30, 2019 F i s ca l Y e ar J u l y 31 , 201 9 F Y 201 9 + TTM June 30, 2019 P ro F o r m a ($ i n m illi on s ) R e v e nu e A d j u s t e d E B I T D A (2) % M a r g i n $ 671.8 $ 93.5 13.9% $ 254.3 $36.7 14.4% $ 926.1 $ 130.2 14.1 % United States 64% International 36% Excludes Synergies

13 The Combination Allows Comtech To Maximize Long - Term Market Growth Opportunities Exploiting an Inflection Point in Secure Wireless Markets Mobility / In - Flight (IFC) Complete Solutions Portfolio Deep, Global Market Access R&D and Distribution Scale Wireless Backhaul / 5G Government & Defense Accelerating Growth of Low - Cost Bandwidth Supply Incumbent GEO & MEO Satellite Operators New HTS & VHTS Satellites Emerging LEO & MEO Satellite Systems Rapidly Growing Connectivity Demand Gilat Acquisition Drives Global Market Access By Creating a World Leader with Combined Pro - Forma Sales Approaching Nearly $1.0 Billion Annually Excellent backdrop for extending Comtech’s technology leadership, given market dynamics Expanding 911 & Location Technologies into Developing Countries Upgrade Existing 911 and Location Systems

Commercial Solutions Segment – Growth Drivers

Satellite Ground Station Technologies



High-Performance Satellite Modems



Solid-State and Traveling Wave Tube Amplifiers

Public Safety and Location Technologies



Software for Cellular 911 Call Routing and Next Generation 911







Software that Generates the Triangle & Dot for Advanced Location Mapping

Satellite Ground Station Technologies

- Cellular Backhaul
- High-Throughput Satellites
- Upgrades to HDTV / 4K
- In-Flight Entertainment and Connectivity (IFEC)

Public Safety and Location Technologies

- Cellular Call Routing and Next Generation 911
- Advanced Location and Mapping Services
- SMS Text Messaging used for 911 & Critical Applications

Market Size and Growth Rates

$2.4 billion[1] Wireless backhaul equipment	**$350 million**[2] Next Generation 911 market	**$402 million**[3] Location-based services revenue
~16.5% per year[1] 2018-2028, Wireless backhaul equipment	**~17% per year**[2] 2016-2022, Next Generation 911 market	**~4% per year**[3] 2016-2018, location-based services revenue

Notes

(1) Northern Sky Research, Wireless Backhaul & 5G via Satellite, 13th Ed., April 2019. Market size for 2018.

(2) Frost & Sullivan, Next Generation 911 (NG911) Market Insight, 2017. Market size forecast by year 2022.

(3) ABI Research, Location Technologies, 2015. World market size forecast by year 2018.

14

Government Solutions Segment – Growth Drivers

Mission-Critical Technologies



Tactical Satellite-based VSATs



U.S. Army SNAP 850+ Systems Deployed



Satellite Ground Station Products and Space Components

High-Performance Transmission Technologies



Amplifiers for Identification, Friend or Foe and Electronic Warfare Applications



Over-the-Horizon Microwave Systems

Mission-Critical Technologies

- Tactical Satellite-based VSATs
- Supply Chain Management of Satellite Ground Station and Space Components
- Field Support Operations for Satellite and Wireless Communications

High-Performance Transmission Technologies

- Solid State High-Power Amplifiers Used for Electronic Warfare, Jamming, Medical & Aviation Applications
- Over-the-Horizon Troposcatter Technologies which Transmit Data over Unfriendly or Inaccessible Terrain

Market Size and Growth Rates

~$132 billion[1] Global C4ISR market	**$277 million**[2] Non-line-of-sight Microwave Network Equipment market will reach $834 million by 2020
~4% per year[1] 2018-2026, global C4ISR market	**~25% per year**[2] 2015-2020, Non-line-of-sight Microwave Network Equipment market

Notes
(1) Research and Markets, The Global C4ISR Market 2018-2026 - Market Size and Drivers: Market Profile, 2018. Market size forecast by 2026.
(2) IHS Technology "Microwave Network Equipment Quarterly Market Tracker: Regional, Q2 2016". Market size estimated for 2015.

COMTECH TELECOMMUNICATIONS CORP.

15

16 Financials

17 We Have Visibility into ~ $1.0 Billion of Future Revenue Commercial Solutions Government Solutions $477.4M $625.4M $160.9M $521.9M $148.0M $361.0M Backlog Contracts in Place, Not in Backlog Revenue Visibility $638.3M $1,147.3M $509.0M As of January 31, 2020 As of January 31, 2020 (1) Notes (1) Examples of contracts in place, not in backlog include the unfunded portions of the U.S. Marine Corps troposcatter subcontract, the U.S. Army Global FSR contract and the U.S. Army GTACS contract. (2) See previous pages for discussion of recently announced acquisitions. Does not include the impact of the recently announced acquisitions of UHP and Gilat (2) As of January 31, 2020

Target Goals For Fiscal 2020 – As of March 4, 2020 Text FY 2020 Targets Note (1) Adjusted EBITDA represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing cos ts, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs , settlement of intellectual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses an d other. • Net sales are now expected to be approximately $712.0M, and we are targeting a fiscal 2020 book - to - bill ratio in excess of 1.0. • Total depreciation expense is expected to approximate $12.0M. • Total amortization of intangible assets is expected to approximate $22.0M. • Total amortization of stock - based compensation expense is expected to range from approximately $12.0M to $14.0M. • GAAP operating income, as a percentage of net sales, is expected to be similar to the 6.2% achieved in fiscal 2019. • Our interest expense rate (including amortization of deferred financing costs) is expected to approximate 4.5%, however our t ota l interest expense is now expected to approximate $7.0 million in fiscal 2020. Our current and expected fiscal 2020 cash borrowing rate is approximately 3.50% to 3.75%. • Our effective income tax rate (excluding discrete tax items) is expected to approximate 23.0%. • Adjusted EBITDA is now expected to be approximately $99.0M or 14.0% of target net sales. • Including our estimate of third quarter fiscal 2020 acquisition plan expenses of $3.6 million, GAAP EPS is now expected to be ap proximately $1.08. Excluding actual and expected third quarter fiscal 2020 acquisition plan expenses, estimated contract settlement costs an d net discrete tax items, Non - GAAP EPS is now expected to approximate $1.42. EPS assumes a diluted share count of 25.2 million shares . Comments on FY 2020 Targets 18 $ millions, except per share data Does not reflect recently announced acquisitions of UHP and Gilat Revenue $712.0M Adjusted EBITDA (1) $99.0M GAAP EPS $1.08 Non - GAAP EPS $1.42

19 Strong Visibility with Growing Markets History of Long - Term Capital Return to Stockholders Commitment to Innovation and Engineering Experienced Management Team Market Leadership Positions We Believe the Future is Bright for Many Years to Come

20 Appendix I Historical Data and Trends

Recent Quarterly Operating Results Text Q2 Q3 Q4 Q1 Q2 2019 2019 2019 2020 2020 Revenue Commercial Solutions 86,735$ 89,600$ 102,985$ 94,314$ 96,122$ Government Solutions 77,398 80,848 73,387 75,953 65,532 Total Revenue 164,133$ 170,448$ 176,372$ 170,267$ 161,654$ Net Income 7,826$ 7,612$ 6,135$ 6,388$ 3,495$ Adjusted EBITDA 23,201$ 24,038$ 28,251$ 20,615$ 21,185$ % of Revenue GAAP Gross Profit 37.3% 37.8% 36.3% 37.3% 37.5% GAAP R&D Expenses 8.5% 7.9% 8.9% 8.7% 8.5% GAAP SG&A Expenses 19.5% 19.6% 17.8% 18.7% 18.2% GAAP Operating Income 7.6% 6.6% 5.9% 5.5% 3.8% Net Income 4.8% 4.5% 3.5% 3.8% 2.2% Adjusted EBITDA (1) 14.1% 14.1% 16.0% 12.1% 13.1% Notes (1) See Appendix III of this presentation for the reconciliation of reported Net Income to Adjusted EBITDA. (2) Comtech’s fiscal year end is July 31. $ in 000s 21

Recent Annual Operating Results Text 2016 2017 2018 2019 Revenue Commercial Solutions 248,955$ 330,867$ 345,076$ 357,293$ Government Solutions 162,049 219,501 225,513 314,504 Total Revenue 411,004$ 550,368$ 570,589$ 671,797$ Net Income (Loss) (7,738)$ 15,827$ 29,769$ 25,041$ Adjusted EBITDA 48,062$ 70,705$ 78,374$ 93,472$ % of Revenue GAAP Gross Profit 41.7% 39.6% 39.2% 36.8% GAAP R&D Expenses 10.3% 9.9% 9.4% 8.4% GAAP SG&A Expenses (1) 23.1% 21.1% 20.0% 19.1% GAAP Operating Income (Loss) (0.1)% 6.7% 6.2% 6.2% Net Income (Loss) (1.9)% 2.9% 5.2% 3.7% Adjusted EBITDA (2) 11.7% 12.8% 13.7% 13.9% GAAP EPS (0.46)$ 0.67$ 1.24$ 1.03$ $ in 000s Notes (1) In FY 2016 and FY 2019, acquisition plan expenses were presented as a separate line item , and therefore they are not included in the SG&A percentage . (2) See Appendix III of this presentation for the reconciliation of reported Net Income (Loss) to Adjusted EBITDA. (3) Comtech’s fiscal year end is July 31. 2016: Fiscal 2016 impacted by TCS acquisition 2017: Excluding $18.8 million of favorable adjustments (described in our Form 10 - K), GAAP operating income would have been 3.3% of net sales 22 2018: Includes $11.8 million, or $0.49 per diluted share, discrete tax benefit (“Tax Gain”) primarily due to Tax Reform

2016 2017 2018 2019 YTD 2020 $162,049 $219,501 $225,513 $314,504 $141,485 Government Solutions Historical Revenue Results Text Note (1) Comtech’s fiscal year end is July 31 . 2016 2017 2018 2019 YTD 2020 $248,955 $330,867 $345,076 $357,293 $190,436 Commercial Solutions $ in 000s $ in 000s 23 2016 2017 2018 2019 YTD 2020 $411,004 $550,368 $570,589 $671,797 $331,921 Consolidated Revenue $ in 000s

Our Customer Base Text Notes (1) Comtech’s fiscal year end is July 31. (2) Totals may not foot due to rounding . 2016 2017 2018 2019 YTD 2020 30% 28% 26% 25% 22% 29% 39% 39% 35% 37% 41% 33% 36% 40% 42% U.S. Government Domestic International 24

Historical Bookings & Backlog Text Note (1) Comtech’s fiscal year end is July 31 . $ in 000s $ in 000s Bookings Total Backlog 25 2016 2017 2018 2019 YTD 2020 $451,278 $512,593 $755,054 $724,056 $287,245 2016 2017 2018 2019 YTD 2020 $484,005 $446,230 $630,695 $682,954 $638,278

Total Research and Development Expense Text $ in 000s Notes (1) Research and development expense includes company - funded and customer - funded. (2) Comtech’s fiscal year end is July 31. 2016 2017 2018 2019 YTD 2020 $59,622 $81,310 $70,793 $71,086 $33,725 $ in 000s Research and Development Expense 26

Recent Balance Sheet Trends Text Balance Sheet Notes (1) As defined in our Credit Facility, as amended. (2) Comtech’s fiscal year end is July 31. $ in 000s Jan. 31, Apr. 30, Jul. 31, Oct. 31, Jan. 31, 2019 2019 2019 2019 2020 Cash and Cash Equivalents 45,997$ 45,152$ 45,576$ 46,873$ 46,471$ Working Capital 156,072 127,541 134,967 143,856 126,400 Total Assets 843,327 903,487 887,711 931,022 949,942 Current and Long-Term Debt (1) 176,274$ 174,965$ 165,757$ 169,567$ 158,000$ Stockholders' Equity 512,877 524,949 535,082 537,644 551,203 Total Capitalization 689,151$ 699,914$ 700,839$ 707,211$ 709,203$ 27

Market Data Text General Market Information Nasdaq Symbol: CMTL Institutional Holders (2) : 238 52 - Week Range (1) : $21.15 - $37.79 Analyst Coverage: 5 Source: Nasdaq Analysts Notes (1) 52 - week range indicates the high and low closing prices during the period of February 1, 2019 through January 31, 2020. (2) As of February 27, 2020. 28 Institution Analyst Name Citibank N.A. Asiya Merchant Jefferies Group LLC George Notter Noble Capital Markets Joe Gomes Northland Capital Markets Michael Latimore Quilty Analytics Chris Quilty

Appendix II Supplemental Acquisition Information

Gilat Transaction Summary

Overview	■ The Gilat acquisition is highly strategic and significantly expands Comtech's existing capabilities and provides new channels for growth against a very favorable satellite communications industry backdrop ■ Gilat is a leading global provider of satellite-based broadband communications with strong positions in mobile inflight connectivity, cellular backhaul, and broadband access ■ During the period most comparable to Comtech's fiscal year ended July 31, 2019, Gilat reported trailing twelve months sales of $254.3 million and $36.7 million of Adjusted EBITDA through June 30, 2019 (1)
Transaction Terms & Shareholder Information	■ Gilat shareholders will receive $7.18 per share in cash, without interest, plus 0.08425 of a share of Comtech common stock — Total consideration of $10.25 represents a premium, as of the date of announcement, of approximately 14.52% as compared to the 90-day volume weighted average trading price — Total enterprise value of $532.5 million as of the date of announcement ■ Gilat shareholders will own approximately 16.1% of the combined company. Comtech plans to pursue a dual listing on the Nasdaq and Tel Aviv Stock Exchange to become effective upon closing of the transaction
Financial Impact	■ Comtech balance sheet and financial profile will remain strong and Comtech has obtained committed bank financing with low-cost cash interest rate of approximately 4.0% to 5.0% ■ Net leverage of 3.85x at close with $45.0 million of unrestricted cash at close and given expected strong cash flows, net leverage of 3.00 within 12 months following close ■ Comtech's current annual dividend target of $0.40 expected to be maintained ■ Acquisition expected to be cash accretive within 12 months following close with only $2.0 million of synergies
Timing and Closing	■ Transaction unanimously approved by the Boards of Directors of both companies ■ Closing subject to the satisfaction of customary closing conditions, including the approval of Gilat shareholders and expiration of the applicable waiting period under the Hart-Scott Rodino Act ■ Gilat's directors, executive officers and certain significant shareholders holding approximately 45% of Gilat's shares in the aggregate have entered into voting agreements to vote in favor of the transaction

Note
(1) TTM represents Gilat's financials for the trailing four fiscal quarters ended June 30, 2019. Also, see further disclosures and reconciliations to GAAP related to the definition and use of Adjusted EBITDA.

COMTECH TELECOMMUNICATIONS CORP.

30

31 + Drives Global Market Access By Creating a World Leader • Complemen ts Comtech’s global market footprint , establishing a presence within key international markets with sales approaching nearly $1.0 billion annually • Substantially enhances Gilat’s access to key markets including the U.S. Government / DoD given Comtech’s strong established position with these customers • Enables Comtech to offer customers a more complete end - to - end technology solution , and strengthens Comtech’s existing R&D excellence , adding a team of hundreds of engineers across the world who are experts in the field Expands Product Portfolio With Highly Complementary Technology • Large installed base of complementary technologies and longstanding favorable customer reputation (~1.5 mil. TDMA VSAT satellite modems, >500 networks globally) • Respected portfolio of next - generation Ka - band solid - state amplifiers for commercial and military customers • Deep expertise in installing and operating large sophisticated networks that can provide rural communities with vital communication capabilities Enhances Platform To Accelerate Shareholder Value Creation • Creates additional business scale to improve margins • Deal is partial stock, providing a strong post - merger balance sheet with expected net leverage of only ~3.00x within 12 months of close • Anticipated to be cash accretive during the 1 st full year post - close with conservative synergies of $2.0 million derived from the elimination of public company costs with additional opportunities for both sales growth and further efficiencies in Year 2 • CMTL expected to be dual - listed on TASE (Tel Aviv Stock Exchange) & Nasdaq driving increased liquidity for shareholders & new investors Broadens Leadership in High - Growth IFC & Backhaul Markets • Gilat is a leader in the growing in - flight connectivity (“IFC”) market with complementary IFC amplifiers, modems, and antennas and strong relationships with IFC customers such as Gogo, Honeywell and Global Eagle, enabling large IFC networks globally • Significant investments in R&D will pave the way for satellite integration into the 5G cellular backhaul ecosystem • Allows Comtech and Gilat to integrate complementary technologies and strengthens relationships with top - tier MNOs such as Softbank, T - Mobile, and NTT DoCoMo Key Strategic Benefits of Gilat Acquisition

32 Clear Path To Driving Future Shareholder Value Year 1 Rapid changes and growth in the satellite industry require business scale and strength Both Gilat’s and Comtech’s management and talented global workforce are expected to remain in place, with industry - leading R&D Drive industry leading innovation by integrating complementary technologies and functionalities to provide best - in - class satellite network solutions Year 1 & Beyond Focus on Growth Opportunities Minimal Integration Risks With a Focus on Driving Long - Term Growth & Expanding Margins Fully committed financing from our lending partners with cash interest costs expected to range from 4.0% to 5.0% and significant flexibility going forward Strong cash flow generation expected to result in quick pay - down of acquisition debt with Year 2 net leverage targets of approximately 3.00x Adds a sizable base to Comtech’s backlog with more visibility to future revenues and a path to improved combined Adjusted EBITDA margin as revenue and cost synergies are achieved Financial Considerations Expected to be cash accretive in the first year after acquisition closes Assumes conservative synergies of only $2.0 million from elimination of public company costs Sharp focus on collaboration between Comtech & Gilat, with a substantial focus on maximizing its positioning for long - term growth and success Excluding the impact of amortization of intangibles associated with purchase accounting and acquisition plan expenses, the acquisition is expected to:

33 Appendix III Reconciliation of GAAP to Non - GAAP Financial Measures

Reconciliation of CMTL GAAP to Non-GAAP Financial Measures

Adjusted EBITDA	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Reported net income	$ 3,468	$ 7,826	$ 7,612	$ 6,135	$ 6,388	$ 3,495
Income tax expense (benefit)	(2,127)	2,371	1,547	2,078	1,145	1,117
Net interest expense & other	2,735	2,216	2,137	2,192	1,727	1,622
Write-off of deferred financing costs	3,217	-	-	-	-	-
Stock-based compensation expense	1,046	1,191	1,119	8,071	879	1,238
Depreciation and amortization	7,140	7,137	7,454	8,516	7,857	7,950
Acquisition plan expenses	1,130	1,778	1,704	1,259	2,389	6,025
Estimated contract settlement costs	-	3,886	2,465	-	230	(262)
Settlement of intellectual property litigation	-	(3,204)	-	-	-	-
Facility exit costs	1,373	-	-	-	-	-
Adjusted EBITDA	$ 17,982	$ 23,201	$ 24,038	$ 28,251	$ 20,615	$ 21,185

Operating Income	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Operating income	$ 7,293	$ 12,413	$ 11,296	$ 10,405	$ 9,260	$ 6,234
Facility exit costs	1,373	-	-	-	-	-
Acquisition plan expenses	1,130	1,778	1,704	1,259	2,389	6,025
Estimated contract settlement costs	-	3,886	2,465	-	230	(262)
Settlement of intellectual property litigation	-	(3,204)	-	-	-	-
Adjusted operating income	$ 9,796	$ 14,873	$ 15,465	$ 11,664	$ 11,879	$ 11,997

Net Income	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Net income	$ 3,468	$ 7,826	$ 7,612	$ 6,135	$ 6,388	$ 3,495
Facility exit costs	1,061	-	-	-	-	-
Acquisition plan expenses	873	1,369	1,295	966	1,840	4,639
Write-off of deferred financing costs	2,485	-	-	-	-	-
Estimated contract settlement costs	-	2,992	1,873	-	177	(202)
Settlement of intellectual property litigation	-	(2,467)	-	-	-	-
Net discrete tax (benefit) expense (including Tax Reform)	(2,432)	-	(600)	116	(588)	57
Adjusted net income	$ 5,455	$ 9,720	$ 10,180	$ 7,217	$ 7,817	$ 7,989

Notes
(1) See statement regarding the use of Non-GAAP financial measures in the front of this presentation.
(2) Dollar amounts in thousands, except per share information. Comtech's fiscal year end is July 31.

34

Reconciliation of CMTL GAAP to Non - GAAP Financial Measures (cont’d) Text Adjusted EBITDA 2016 2017 2018 2019 YTD 2020 Reported net (loss) income (7,738)$ 15,827$ 29,769$ 25,041$ 9,883$ Income tax expense (benefit) (454) 9,654 (5,143) 3,869 2,262 Write-off of deferred financing costs - - - 3,217 - Net interest expense & other 7,616 11,561 10,449 9,280 3,349 Stock-based compensation expense 4,117 8,506 8,569 11,427 2,117 Depreciation and amortization 23,245 37,177 34,730 30,247 15,807 Estimated contract settlement costs - - - 6,351 (32) Settlement of intellectual property litigation - (12,020) - (3,204) - Acquisition plan expenses 21,276 - - 5,871 8,414 Facility exit costs - - - 1,373 - Adjusted EBITDA 48,062$ 70,705$ 78,374$ 93,472$ 41,800$ Earnings (Loss) per Diluted Share 2016 2017 2018 2019 YTD 2020 GAAP diluted earnings (loss) per share (0.46)$ 0.67$ 1.24$ 1.03$ 0.40$ Acquisition plan expenses 1.03 - - 0.19 0.26 Estimated contract settlement costs - - - 0.20 - Settlement of intellectual property litigation - (0.33) - (0.10) - Net discrete tax benefit (including Tax Reform) - - (0.49) (0.12) (0.02) Write-off of deferred financing costs - - - 0.10 - Facility exit costs - - - 0.04 - Non-GAAP earnings per diluted share 0.57$ 0.34$ 0.75$ 1.34$ 0.63$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31. (3) Totals may not foot due to rounding. 35

Reconciliation of CMTL GAAP to Non - GAAP Financial Measures (cont’d) Text Earnings (Loss) per Diluted Share Q1 2019 Q2 2019 Q3 2019 Q4 2019 FY 19 Q1 2020 Q2 2020 GAAP earnings (loss) per diluted share 0.14$ 0.32$ 0.31$ 0.25$ 1.03$ 0.26$ 0.14$ Acquisition plan expenses 0.04 0.06 0.05 0.04 0.19 0.07 0.19 Estimated contract settlement costs - 0.12 0.08 - 0.20 0.01 (0.01) Settlement of intellectual property litigation - (0.10) - - (0.10) - - Net discrete tax benefit (including Tax Reform) (0.10) - (0.02) - (0.12) (0.02) - Write-off of deferred financing costs 0.10 - - - 0.10 - - Facility exit costs 0.04 - - - 0.04 - - Non-GAAP earnings per diluted share 0.22$ 0.40$ 0.42$ 0.29$ 1.34$ 0.32$ 0.32$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31. (3) Totals may not foot due to rounding. 36

37 Reconciliation of CMTL and GILT GAAP to Non - GAAP Financial Measures Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Totals may not foot due to rounding. (3) Pro forma combined results exclude all expenses resulting from the acquisition (including, for example, changes in interest e xpe nse associated with the credit facility commitment received by Comtech, as well as synergies and changes in amortization of acquired intangi ble s). ($ in millions) Pro Forma July 31, 2019 June 30, 2019 Combined (3) Reconciliation of GAAP Net Income to Adjusted EBITDA (1) : Net income $ 25.0 $ 20.2 45.2$ Provision for (benefit from) income taxes 3.9 (0.9) 3.0 Interest income and other - - - Write-off of deferred financing costs 3.2 - 3.2 Interest expense 9.2 3.5 12.8 Amortization of stock-based compensation 11.4 1.8 13.2 Amortization of intangibles 18.3 1.1 19.5 Depreciation 11.9 10.5 22.4 Estimated contract settlement costs 6.4 - 6.4 Settlement of intellectual property litigation (3.2) - (3.2) Acquisition plan expenses 5.9 - 5.9 Facility exit costs 1.4 - 1.4 Trade secret litigation - (0.1) (0.1) Reorganization costs - 0.6 0.6 Adjusted EBITDA $ 93.5 $ 36.7 $ 130.2 Excludes Synergies Four Fiscal Quarters Ended:

Additional Information and Where to Find It Text This presentation contains information in respect of a proposed business combination involving Comtech and Gilat . This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . The proposed transaction will be submitted to the shareholders of Gilat for their consideration . Comtech has filed with the U . S . Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S - 4 that includes a preliminary prospectus with respect to Comtech’s common stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the proposed merger of an indirect subsidiary of Comtech with and into Gilat, with Gilat surviving . The registration statement has not yet become effective . The information in the preliminary proxy statement/prospectus is not complete and may be changed . Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S - 4 becomes effective . The proxy statement/prospectus will be provided to Gilat shareholders . Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction . This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction . Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement / final prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction . You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website ( www . sec . gov ) . In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www . comtechtel . com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www . Gilat . com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat) . This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . 2 38

Additional Information and Where to Find It

This filing is being made in respect of a proposed business combination involving Comtech and Gilat Satellite Networks Ltd. (“Gilat”). This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Gilat for their consideration. Comtech has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary prospectus with respect to Comtech’s common stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the proposed merger of an indirect subsidiary of Comtech with and into Gilat, with Gilat surviving. The registration statement has not yet become effective. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to Gilat shareholders. Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction.

This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement/final prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech's management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: risks associated with the ability to consummate the proposed transaction and the timing of the closing of the proposed transaction or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the risk that requisite regulatory approvals will not be obtained; the possibility that the expected synergies from the proposed transaction or other recent acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that Comtech’s and Gilat’s businesses will not be integrated successfully; the possibility of disruption from the proposed transaction or other recent acquisitions making it more difficult to maintain business and operational relationships or retain key personnel; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the risks associated with Comtech’s ongoing evaluation and repositioning of its location technologies solutions offering in its Commercial Solutions segment; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with Comtech's launch of its HeightsTM Networking Platform; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with Comtech's obligations under its Credit Facility; risks associated with large contracts; the impact of H.R.1, also known as the Tax Cuts and Jobs Act, which was enacted in December 2017 in the U.S.; and other factors described in this and Comtech's and Gilat’s other filings with the SEC. Neither Comtech nor Gilat undertakes any duty to update any forward-looking statements contained herein.